Exhibit 99.1

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of NWT Uranium Corp. (an exploration stage company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the unaudited interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)
(Unaudited)

	June 30,	December 31,
	2009	2008
Assets
Current
Cash and cash equivalents	$6,466,795	$7,434,502
Short term investments	-	52,724
Amounts receivable and prepaid expenses	1,043,787	2,105,105
Income taxes recoverable	910,965	910,965
	8,421,547	10,503,296
Property expenditure advances	34,154	34,154
Fixed assets (Note 5)	411,430	482,811
Investment in Niger Uranium Limited	19,581,592	3,107,920
Interest in exploration properties and deferred exploration expenditures (Note 6 and statement)	4,169,842	3,992,067
	$32,618,565	$18,120,248
Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities (Note 9)	$275,026	$413,722
Future income tax liability	4,991,800	422,419
	5,266,826	836,141
Shareholders' equity (statement)	27,351,739	17,284,107
	$32,618,565	$18,120,248

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENT (Note 13)

APPROVED ON BEHALF OF THE BOARD:

Signed "John Lynch" , Director	Signed "David Subotic" , Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

					Cumulative From
	Three Months Ended		Six Months Ended		Inception
	June 30		June 30		to June 30,
	2009	2008	2009	2008	2009
Expenses
Stock based compensation expense (Note 8)	$28,169	$86,150	$302,904	$188,387	$3,174,759
Management and administrative services	112,160	140,392	199,420	297,640	2,295,005
Investor relations and promotion	6,144	21,111	13,632	30,526	1,269,459
Professional fees	(2,768)	363,306	116,278	576,900	1,925,325
Office and administration	75,652	50,608	137,465	101,293	853,555
Travel expenses	105,877	16,557	175,751	44,411	622,693
Shareholders information	65,986	47,449	68,012	48,586	457,783
Regulatory fees	2,718	9,241	11,238	21,285	268,513
Amortization	35,690	38,857	71,380	68,764	401,921
Government fees and taxes	-	2,212	-	2,635	34,874
Foreign exchange loss	60,571	255	33,907	491	85,842
	490,199	776,138	1,129,987	1,380,918	11,389,729
Net loss for the period before
the following	(490,199)	(776,138)	(1,129,987)	(1,380,918)	(11,389,729)
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	19,260,008
Loss on disposition of fixed assets	-	-	-	-	(3,856)
Exploration properties and deferred exploration expenditures written-off	-	-	-	-	(2,450,246)
Strategic Alliance fee	(146,196)	-	(292,392)	-	(950,274)
Net (loss) income for the period
before (recovery of) provision
for corporate taxes:	(636,395)	(776,138)	(1,422,379)	(1,380,918)	4,465,903
(Recovery of) provision for corporate taxes
Current income taxes	-	(240,092)	-	(822,798)	2,281,461
Future income taxes	-	(89,300)	-	349,200	8,363
	-	(329,392)	-	(473,598)	2,289,824
Net (loss) income for the period	$(636,395)	$(446,746)	$(1,422,379)	$(907,320)	$2,176,079
Loss per share - basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of common shares - basic and diluted	126,131,342	106,131,342	126,131,342	106,128,876

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
(Unaudited)

					Cumulative From
	Three Months Ended		Six Months Ended		Inception
	June 30		June 30		to June 30,
	2009	2008	2009	2008	2009
		(Note 12)		(Note 12)
Net (loss) income for the period	$(636,395)	$(446,746)	$(1,422,379)	$(907,320)	$2,176,079
Other comprehensive income (loss):
Net unrealized gain (loss) on available-for-sale investment	2,262,407	(4,048,990)	11,187,107	(7,759,489)	(2,293,622)
	$1,626,012	$(4,495,736)	$9,764,728	$(8,666,809)	$(117,543)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

					Cumulative From
	Three Months Ended		Six Months Ended		Inception
	June 30		June 30		to June 30,
	2009	2008	2009	2008	2009
Cash (used in) provided by:
OPERATING ACTIVITIES
Net (loss) income for the period	$(636,395)	$(446,746)	$(1,422,379)	$(907,320)	$2,176,079
Stock based compensation expense	28,169	86,150	302,904	188,387	3,174,759
Future income taxes	-	-	-	438,500	8,363
Interest income received and capitalized	8,021	-	18,526	-	1,460,096
Gain on disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	(19,260,008)
Loss on disposition of fixed assets	-	-	-	-	3,856
Amortization	35,690	38,857	71,380	68,764	401,921
Exploration properties and deferred exploration expenditures written-off	-	-	-	-	2,450,246
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	859,600	(113,251)	1,061,318	34,956	655,275
Accounts payable and accrued liabilities	(106,951)	175,611	(138,696)	(25,972)	26,384
Income taxes recoverable (payable)	-	(329,393)	-	(912,098)	(910,965)
	188,134	(588,772)	(106,947)	(1,114,783)	(9,813,994)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	-	-	-	-	21,541,385
Exercise of warrants	-	-	-	-	1,240,214
Exercise of options	-	-	-	-	935,361
	-	-	-	-	23,716,960
INVESTING ACTIVITIES
Due from Niger Uranium Limited	-	(1,666)	-	(9,726)	-
Fixed asset purchases	-	(17,063)	-	(33,629)	(1,071,970)
Interest in exploration properties and deferred exploration	(49,963)	251,069	(196,300)	9,607	(10,071,575)
Redemption of short-term investment	52,975	601,600	52,724	970,079	230,708
Purchase of investment in Niger Uranium Limited	(619,781)	-	(717,184)	-	(1,323,334)
Cash proceeds from disposition of Irhazer and In Gall Projects, Niger	-	-	-	-	4,800,000
	$(616,769)	$833,940	$(860,760)	$936,331	$(7,436,171)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Cash Flows (Continued)
(Expressed in Canadian Dollars)
(Unaudited)

					Cumulative From
	Three Months Ended		Six Months Ended		Inception
	June 30		June 30		to June 30,
	2009	2008	2009	2008	2009
Change in cash and cash equivalents	$(428,635)	$245,168	$(967,707)	$(178,452)	$6,466,795
Cash and cash equivalents, beginning of period	6,895,430	481,853	7,434,502	905,473	-
Cash and cash equivalents, end of period	$6,466,795	$727,021	$6,466,795	$727,021	$6,466,795

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity
From Inception (September 26, 2003) to June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

					Accumulated
					Other
	Common	Special		Contributed	Comprehensive	Accumulated
	Shares	Warrants	Warrants	Surplus	Income	Deficit	Total
Issue of shares for cash	$101	$-	$-	$-	$-	$-	$101
Issue of special warrants for cash	-	195,409	-	-	-	-	195,409
Loss for the year	-	-	-	-	-	(33,097)	(33,097)
Balance, December 31, 2003	101	195,409	-	-	-	(33,097)	162,413
Public offering, net of issue costs	1,321,537	-	-	-	-	-	1,321,537
Conversion of special warrants	195,409	(195,409)	-	-	-	-	-
Flow through private placement, net of issue costs	114,891	-	-	-	-	-	114,891
Stock based compensation	-	-	-	424,183	-	-	424,183
Private placement, net of issue costs	539,911	-	256,935	-	-	-	796,846
Loss for the year	-	-	-	-	-	(1,121,460)	(1,121,460)
Balance, December 31, 2004	2,171,849	-	256,935	424,183	-	(1,154,557)	1,698,410
Private placement, net of issue costs	1,636,155	-	222,749	-	-	-	1,858,904
Exercise of stock options	101,500	-	-	(44,000)	-	-	57,500
Flow through tax effect on date of renunciation	(45,200)	-	-	-	-	-	(45,200)
Stock based compensation	-	-	-	493,468	-	-	493,468
Exercise of warrants	283,475	-	(62,600)	-	-	-	220,875
Shares issued for interest in exploration properties and deferred exploration expenditures	182,000	-	-	-	-	-	182,000
Loss for the year	-	-	-	-	-	(1,780,074)	(1,780,074)
Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
From Inception (September 26, 2003) to June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total
Balance, December 31, 2005	$4,329,779	$-	$417,084	$873,651	$-	$(2,934,631)	$2,685,883
Private placement, net of issue costs	12,555,474	-	3,982,884	-	-	-	16,538,358
Exercise of stock options	476,800	-	-	(203,600)	-	-	273,200
Flow through tax effect on date of renunciation	(295,085)	-	(73,771)	-	-	-	(368,856)
Stock based compensation	-	-	-	1,197,663	-	-	1,197,663
Shares issued for interest in exploration properties and deferred exploration expenditures	469,600	-	-	-	-	-	469,600
Exercise of warrants	941,458	-	(208,482)	-	-	-	732,976
Expired warrants	-	-	(167,733)	167,733	-	-	-
Loss for the year	-	-	-	-	-	(2,421,484)	(2,421,484)
Balance, December 31, 2006	18,478,026	-	3,949,982	2,035,447	-	(5,356,115)	19,107,340
Shares issued for interest in exploration properties and deferred exploration expenditures	229,500	-	-	-	-	-	229,500
Exercise of options	320,000	-	-	-	-	-	320,000
Fair value of option exercise	217,500	-	-	(217,500)	-	-	-
Exercise of warrants	286,363	-	-	-	-	-	286,363
Fair value of warrant exercise	43,454	-	(43,454)	-	-	-	-
Expired warrants	-	-	(767,628)	767,628	-	-	-
Stock based compensation	-	-	-	359,082	-	-	359,082
Net unrealized gain on available-for-sale long-term investment	-	-	-	-	770,112	-	770,112
Income for the year	-	-	-	-	-	11,745,384	11,745,384
Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Shareholders' Equity (Continued)
From Inception (September 26, 2003) to June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

					Accumulated	Accumulated
					Other	Retained
	Common	Special		Contributed	Comprehensive	Earnings
	Shares	Warrants	Warrants	Surplus	Income	(Deficit)	Total
Balance, December 31, 2007	$19,574,843	$-	$3,138,900	$2,944,657	$770,112	$6,389,269	$32,817,781
Shares issued for interest in exploration properties and deferred exploration expenditures	59,000	-	-	-	-	-	59,000
Private placement	1,000,000	-	-	-	-	-	1,000,000
Expired warrants	-	-	(3,138,900)	3,138,900	-	-	-
Stock based compensation	-	-	-	448,978	-	-	448,978
Net unrealized (loss) on available-for-sale long-term investment	-	-	-	-	(14,250,841)	-	(14,250,841)
Loss for the year	-	-	-	-	-	(2,790,811)	(2,790,811)
Balance, December 31, 2008	$20,633,843	$-	$-	$6,532,535	$(13,480,729)	$3,598,458	$17,284,107
Stock based compensation (Note 8)	-	-	-	302,904	-	-	302,904
Net unrealized gain on available-for-sale long-term investment	-	-	-	-	11,187,107	-	11,187,107
Loss for the period	-	-	-	-	-	(1,422,379)	(1,422,379)
Balance, June 30, 2009	$20,633,843	$-	$-	$6,835,439	$(2,293,622)	$2,176,079	$27,351,739

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures
(Expressed in Canadian Dollars)
(Unaudited)
Cumulative From

	Three Months Ended		Six Months Ended		Inception
	June 30		June 30		to June 30,
	2009	2008	2009	2008	2009
Picachos Project, Mexico **
Opening balance	$2,178,941	$2,054,228	$2,118,897	$1,990,494	$-
Geological, reports and maps	-	-	-	-	201,664
Geology	15,329	-	28,447	-	167,233
Labour	-	-	-	-	8,830
Earthwork and roads	-	-	-	21,541	113,808
Environment	12,263	-	30,869	-	71,884
Line and grid cutting	-	-	-	-	15,121
Geophysics	-	-	1,242	8,696	156,281
Geochemistry	-	-	-	-	4,524
Camp costs	-	3,146	-	4,347	31,172
Transportation	-	140	-	140	6,386
Management fees	-	-	-	-	8,965
Professional fees	-	-	-	-	12,139
Drilling	-	-	-	59,900	425,607
Option payments	-	-	30,526	-	579,609
Staking	-	-	-	-	47,369
General	1,589	1,000	2,785	8,729	74,381
Analysis and assaying	-	-	-	-	127,346
Exploration advance	-	-	-	-	297,739
Property payments	-	-	-	-	214,000
Interest income	(3,528)	(98,379)	(8,172)	(133,712)	(359,464)
	25,653	(94,093)	85,697	(30,359)	2,204,594
Closing balance	$2,204,594	$1,960,135	$2,204,594	$1,960,135	$2,204,594

** See Subsequent Event (Note 13)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Interim Consolidated Statements of Interest in Exploration Properties and Deferred
Exploration Expenditures (Continued)
(Expressed in Canadian Dollars)
(Unaudited)
Cumulative

					From
	Three Months Ended		Six Months Ended		Inception
	June 30		June 30		to June 30,
	2009	2008	2009	2008	2009
North Rae Uranium Project, Canada
Opening balance	$1,745,301	$3,133,307	$1,707,407	$2,999,163	$-
Camp costs	-	8,874	-	17,781	32,170
Drilling	-	553	-	63,220	333,469
Environment	-	-	-	5,726	6,200
Geophysical	-	-	-	-	207,628
Geochemical	-	-	-	-	5,062
Geology	-	-	825	24,083	1,734,249
Exploration	-	-	-	-	716,190
Staking	16,310	-	16,310	69,442	170,782
Acquisition costs (note 6(ii))	-	-	40,000	30,000	250,354
Professional fees	-	13,000	-	17,000	74,896
Survey costs	-	-	-	-	63,435
Administration	-	2,980	-	6,667	27,556
Quebec government assistance recovery	-	(255,384)	-	(255,384)	(1,392,825)
Interest income	(2,246)	(19,682)	(5,177)	(94,050)	(469,801)
	14,064	(249,659)	51,958	(115,515)	1,759,365
Closing balance	$1,759,365	$2,883,648	$1,759,365	$2,883,648	$1,759,365
Daniel Lake Uranium Project, Canada
Opening balance	$203,657	$393,887	$165,763	$350,304	$-
Staking	4,472	-	4,472	8,022	44,732
Professional fees	-	1,601	-	12,130	19,013
Acquisition costs (note 6(i))	-	-	40,000	36,018	276,155
Survey costs	-	-	-	5,490	221,977
Geophysical	-	-	-	-	6,631
Geochemistry	-	-	-	-	760
Geology	-	-	825	6,589	11,939
Administration	-	7,612	-	8,708	10,976
Quebec government assistance recovery	-	(32,104)	-	(32,104)	(252,172)
Interest income	(2,246)	(7,137)	(5,177)	(31,298)	(134,128)
	2,226	(30,028)	40,120	13,555	205,883
Closing balance	$205,883	$363,859	$205,883	$363,859	$205,883
TOTAL	$4,169,842	$5,207,642	$4,169,842	$5,207,642	$4,169,842

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS

NWT Uranium Corp. (the "Company" or "NWT") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated September 26, 2003. The Company, which is in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage", is engaged in the acquisition, exploration and development of mineral resource properties with a focus on uranium. As of June 30, 2009, the Company has interests in Canada and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the exploration properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying values of exploration properties and deferred exploration expenditures and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations and the ability of the Company to obtain financing necessary to complete development of the properties, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company’s exploration properties are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at June 30, 2009, the Company had cash of $6,466,795 (December 31, 2008 - $7,434,502), short term investments of $nil (December 31, 2008 - $52,724) and working capital of $8,146,521 (December 31, 2008 - $10,089,574). Management of the Company believes that it has sufficient funds to pay its ongoing work commitments, administrative expenses and its liabilities for the ensuing period as they fall due.

2.	ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2009 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2009.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

The consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The application of this standard had no impact on the Company's unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2009.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA approved EIC 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities". This guidance clarified that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 20, 2009. The adoption of this standard had no impact on the Corporation’s presentation of its financial position or results of operations as at June 30, 2009.

Mining Exploration Costs

In March 2009, the Emerging Issues Committee issued EIC-174, ‘‘Mining Exploration Costs’’, which provides guidance on the capitalization of exploration costs related to mining properties and the impairment review of such capitalized exploration costs. This EIC is effective for the Company on January 1, 2009. The application of this EIC did not have an effect on the Company’s financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

2.	ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations" ("Section 1582"), Section 1601, "Consolidated Financial Statements" ("Section 1601") and Section 1602, "Non-Controlling interests" ("Section 1602"). These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. Sections 1601 and 1602 together replace Section 1600, "Consolidated Financial Statements". Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - "Consolidated and Separate Financial Statements". The Company is in the process of evaluating the requirements of the new standards.

3.	CAPITAL MANAGEMENT

When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as its shareholders' equity. As at June 30, 2009, total shareholders' equity (managed capital) was $27,351,739 (December 31, 2008 - $17,284,107).

The properties in which the Company currently has an interest are in the exploration stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration programs and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts when economic conditions permit it to do so.

Management has chosen to mitigate the risk and uncertainty associated with raising additional capital within the current economic environment by:

(i) minimizing discretionary disbursements;

(ii) reducing or eliminating exploration expenditures which have limited strategic value; and

(iii) maintaining a liquidity cushion in order to address any potential disruptions or industry downturns.

The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term guaranteed deposits, all held with major Canadian financial institutions.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three and six months ended June 30, 2009. The Company is not subject to externally imposed capital requirements.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS

	(a)	Property Risk

The Company's mining interests ("Property Interests") are material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's Property Interests would have a material adverse effect on the Company’s financial condition and results of operations.

	(b)	Financial Risk

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, money market investments and guaranteed investment certificates, which have been invested with reputable financial institutions. Financial instruments included in amounts receivable consist of deposits held with service providers. Amounts receivable are in good standing as of June 30, 2009. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents and amounts receivable is minimal.

Liquidity Risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2009, the Company had a cash and cash equivalents balance of $6,466,795 (December 31, 2008 - $7,487,226) to settle current liabilities of $275,026 (December 31, 2008 - $413,722). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short term guaranteed investment certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the creditworthiness of its banks.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

(ii)	Foreign Currency Risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using cash flow forecasting. The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations and exploration costs in Mexico on a cash call basis. The Company maintains Mexican Peso and US Dollar bank accounts in Mexico. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Fair Value

The Company has classified, for accounting purposes, its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified for accounting purposes as loans and receivables, which are measured at amortized cost which is approximately equivalent to fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost which is also approximately equivalent to fair value.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

(i)

The Company is exposed to foreign currency risk on fluctuations of financial instruments related to cash and cash equivalents and accounts payable and accrued liabilities that are denominated in Mexican Pesos and United States dollars. As at June 30, 2009, had the Mexican Peso and US dollar varied by 5% against the Canadian dollar with all other variables held constant, the Company’s reported net income for the six months ended June 30, 2009 would have varied by approximately $35,200. Similarly, as at June 30, 2009, the Company's reported shareholders' equity would have varied by approximately $35,200 as a result of a 5% change in the Mexican Peso and US dollar.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

4.	PROPERTY AND FINANCIAL RISK FACTORS AFFECTING FINANCIAL INSTRUMENTS (continued)

Sensitivity Analysis (continued)

(ii)

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability of development depends upon the world market price of uranium. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of uranium may be produced in the future, a profitable market will exist for them. As of June 30, 2009, the Company was not a producer of uranium. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

(iii)

The Company's long term investment in Niger Uranium Limited, a public company, is sensitive to a plus or minus 20% change in equity prices which would affect comprehensive income (loss) by approximately $3,916,300.

5.	FIXED ASSETS

			Net Carrying			Net Carrying
			Value			Value
		Accumulated	June 30,		Accumulated	December 31,
	Cost	Amortization	2008	Cost	Amortization	2008
Computer equipment	$35,327	$18,826	$16,501	$35,327	$15,915	$19,412
Furniture and fixtures	3,624	1,563	2,061	3,624	1,334	2,290
Field equipment	761,704	373,785	387,919	761,704	306,418	455,286
Vehicle	9,786	4,837	4,949	9,786	3,963	5,823
	$810,441	$399,011	$411,430	$810,441	$327,630	$482,811

6.	INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

On a quarterly basis, management of the Company review its mining interests to ensure deferred expenditures include only costs and projects that are eligible for capitalization. For a description of the mining interests owned by the Company, refer to Note 6 of the audited consolidated financial statements as at December 31, 2008. Specific changes to interest in exploration properties and deferred exploration expenditures that occurred from January 1, 2009 to June 30, 2009 are as follows:

	(i)	On January 21, 2009, the Company paid $40,000 to Azimut Exploration Inc. ("Azimut") to comply with the definitive option agreement for the Daniel Lake Property.

	(ii)	On March 2, 2009, the Company paid $40,000 to Azimut to comply with the definitive option agreement for the North Rae Property.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

7.	SHARE CAPITAL

	a)	Authorized

Unlimited number of common shares

	b)	Issued and outstanding

	Number of
	Shares	Amount
Balance, December 31, 2008 and June 30, 2009	126,131,342	$20,633,843

8.	STOCK OPTIONS

The following table represents a continuity of stock options for the six months ended June 30, 2009:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, December 31, 2008	4,900,000	$0.23
Options granted (1)(2)	5,400,000	0.10
Balance, June 30, 2009	10,300,000	$0.16

(1)

On February 13, 2009, the Company granted 5,200,000 incentive stock options to directors, officers, employees and consultants, pursuant to the Company’s stock option plan, at an exercise price of $0.10 per share. The options were exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 104.6%; risk-free interest rate of 2.11%, forfeiture rate 0% and an expected average life of 5 years. The estimated value of $265,200 was classified as stock based compensation and credited to contributed surplus as the options vest. The options vest immediately. For the three and six months ended June 30, 2009, the impact on income was $nil and $265,200.

(2)

On May 14, 2009, the Company granted 200,000 incentive stock options to a consultant, pursuant to the Company’s stock option plan, at an exercise price of $0.12 per share. The options were exercisable for a period of five years. The fair value of each option was estimated on the date of grant using the Black- Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 108.5%; risk-free interest rate of 2.11%, forfeiture rate 0% and an expected average life of 5 years. The estimated value of $22,400 was classified as stock based compensation and credited to contributed surplus as the options vest. The options vest immediately. For the three and six months ended June 30, 2009, the impact on income was $22,400.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

8.	STOCK OPTIONS (continued)

As at June 30, 2009, the Company had the following stock options outstanding:

		Weighted
		Average	Weighted
		Remaining	Average
Outstanding	Exercisable	Contractual	Exercise	Expiry
Options	Options	Life (years)	Price ($)	Date
200,000	200,000	1.90	0.68	May 25, 2011
100,000	100,000	2.93	0.72	June 4, 2012
200,000	150,000	3.01	1.03	July 4, 2012
100,000	75,000	3.16	0.71	August 28, 2012
4,300,000	4,300,000	4.13	0.15	August 15, 2013
5,200,000	5,200,000	4.63	0.10	February 14, 2014
200,000	200,000	4.87	0.12	May 14, 2014
10,300,000	10,225,000	4.31	$0.16

9.	RELATED PARTY TRANSACTIONS

For the three and six months ended June 30, 2009, the Company incurred $112,160 and $197,156 respectively (three and six months ended June 30, 2008 - $82,676 and $239,924 respectively) for consulting and directors' fees rendered by directors and officers of the Company. The entire amount has been expensed in the statements of operations. Included in accounts payable and accrued liabilities at June 30, 2009 is $24,329 (December 31, 2008 - $10,462) owing to these related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

10.	SEGMENTED INFORMATION

The Company’s principal operations are the acquisition, exploration and development of mineral properties. All exploration properties are situated in Canada and Mexico. As at June 30, 2009, cash and short term investments of $6,451,744 (December 31, 2008 - $7,455,957) were held in Canadian chartered banks, $10,156 (December 31, 2008 - $26,374) held in Mexico and $4,895 (December 31, 2008 - $4,895) is held in Niger. Total assets are held as follows:

June 30, 2009	Canada	Mexico	Niger	Total
Current assets	$8,406,496	$10,156	$4,895	$8,421,547
Investment in exploration properties and deferred exploration expenditures	1,965,248	2,204,594	-	4,169,842
Equipment	411,430	-	-	411,430
Other assets	34,154	-	19,581,592	19,615,746
	$10,817,328	$2,214,750	$19,586,487	$32,618,565
December 31, 2008	Canada	Mexico	Niger	Total
Current assets	$10,472,027	$26,374	$4,895	$10,503,296
Investment in exploration properties and deferred exploration expenditures	1,873,170	2,118,897	-	3,992,067
Equipment	482,811	-	-	482,811
Other assets	34,154	-	3,107,920	3,142,074
	$12,862,162	$2,145,271	$3,112,815	$18,120,248

Substantially all of the Company's operating expenses are incurred in Canada.

11.	COMPARATIVE INFORMATION

Certain comparative figures have been reclassified to conform with current period financial statement presentation.

12.	RESTATEMENT OF COMPARATIVE INFORMATION

Comprehensive income for the three and six months ended June 30, 2008 has been restated to reflect the change in accounting treatment of the investment in Niger Uranium as disclosed in Note 17 of the audited consolidated financial statements as at December 31, 2008. The effect of this restatement as at June 30, 2008 and for the three and six months then ended has been to decrease the carrying value of the investment by $4,048,990 and $8,074,042 respectively, increase net comprehensive loss and accumulated other comprehensive loss by $4,048,990 and $7,759,489 respectively and decrease future income tax liability by $314,553.

NWT URANIUM CORP.
(AN EXPLORATION STAGE COMPANY)
Notes to Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2009
(Expressed in Canadian Dollars)
(Unaudited)

13.	SUBSEQUENT EVENTS

1)

On July 9, 2009, the Company entered into a definitive agreement with Azimut Exploration Inc. (“Azimut”), to terminate its option agreements on North Rae & Daniel Lake. To reacquire full rights to the properties, Azimut has issued to NWT 1,800,000 common shares in its capital stock. The share were subsequently received on July 27, 2009. This transaction effectively makes NWT one of the largest shareholders of Azimut with a 9.39% interest in its issued shares.

Azimut has also agreed to pay to NWT the sum of $1,000,000 upon the earlier of: 1) the commencement of full commercial production of uranium from the properties, or 2) in the event Azimut concludes an outright sale of all or a portion of its interest in the properties to a third party.

	2)	On July 14, 2009, NWT granted 1,700,000 stock options to a director and an employee. The options are exercisable at the price of $0.115 per share and will expire on July 9, 2014.

3)

On July 18, 2009, an extension granted on the option agreement with Seafield Resources Ltd. and the Company for the Picachos Project, Mexico lapsed. The property remains in good standing and the Company is moving forward as it continues negotiations with the optionor.